Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: July 2007

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                            Form 40-F
                            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                      No   X
                      -----                                   -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1. July 12, 2007 German Press Release - SGL Group and Benteler intend to set up a Joint Venture

2. July 13, 2007 German Press Release - SGL Group filed 2006 Annual Report on Form 20-F

3. July 20, 2007 German Press Release - SGL Group Subsidiary HITCO Awarded Contract Extension To Provide 767 Flap Track Fairings to Boeing

4.   July 25, 2007 Shareholder Letter - Report on the First Half of 2007

5.   July 25, 2007 German Press Release - SGL Group: Successful First Half 2007

                                                                       Exhibit 1


SGL Group and Benteler intend to set up a Joint Venture

o Development of lightweight components of carbon fiber composites for the automotive industry

Wiesbaden/Paderborn, July 12, 2007. The SGL Group - The Carbon Company - and Benteler Automobiltechnik, Paderborn, intend to set up a joint venture for the development, manufacturing, and marketing of components using carbon fiber reinforced composites (CFRPs) for the automotive industry. The two companies want to participate with 50% each and will contribute their specific expertise with regard to the product, its manufacturing, and marketing. Today a respective and already detailed letter of intend was signed.

In a first step the joint venture named Benteler-SGL-Automotive Composite GmbH, and will be based in Paderborn, will focus on developing structural and other components using CFRPs - such as B-columns, crash boxes, bumpers, and axles. In a second step, the joint venture medium term wants to start up series production of these products for the automotive industry.

The SGL Group brings its experience in developing and manufacturing carbon fibers and will supply carbon fiber composites exclusively to the joint venture. Benteler Automobiltechnik inserts its product development and process skills in series production as well as its experience on the automotive market. The joint venture can therefore provide automobile manufacturers with unique carbon fiber composites and lightweight solutions based on carbon fibers and metal hybrids. This will assist the car producers in implementing the increasing number of requirements related to reducing CO2 emissions and leads to more savety and less fuel consumption.


About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.


Benteler Automobiltechnik - Products and solutions for the automotive world With 59 locations in 22 countries, Benteler is an international full-service supplier for almost all major automotive manufacturers worldwide. The company develops and produces components, modules and systems related to driving comfort, safety and emission reduction as well as offering its customers solutions to specific problems. The fact that it is a family company brings benefits in the form of flexibility and short decision-making paths.

New ideas for the central issues facing the automotive industry - lightweight construction, emission reduction, safety and comfort take center stage in Benteler Automobiltechnik's research and development activities. They aim to achieve enhanced materials, lower production costs thanks to optimized manufacturing processes and to extrapolate innovative technologies to new or related product areas.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.

Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 /
Cellphone: +49 170 540 2667 /
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       Exhibit 2

SGL Group filed 2006 Annual Report on Form 20-F

Wiesbaden, July 13, 2007. The SGL Group - The Carbon Company - (tickers: Germany
- SGL GR, SGL GY and USA - SGG US) announced that the Company has filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2006 with the United States Securities and Exchange Commission on June 28, 2007.

The Form 20-F is also posted on the Company's website http://www.sglcarbon.com at the investor relations section under Publications & Presentations. Hard copies of the Form 20-F, which includes the Company's complete audited financial statements, may be obtained free of charge to shareholders upon request by contacting the Company.


About SGL Group - The Carbon Company
------------------------------------
The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

Contact person for institutional Investors and Analysts:
-------------------------------------------------------
Corporate Communications / Investor Relations / Raj Roychowdhury
Phone : +49 611 60 29 106 / Fax : +49 6 11 60 29 101 / Mobil : +49 172  671 7445
e-mail : raj.roychowdhury@sglcarbon.de / Internet : www.sglcarbon.de


Contact person for journalists:
------------------------------
Corporate Communications / Media Relations / Stefan Wortmann
Phone : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170  540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de

                                                                       Exhibit 3

SGL Group Subsidiary HITCO Awarded Contract Extension
To Provide 767 Flap Track Fairings to Boeing

Wiesbaden/ Los Angeles, July 20, 2007. SGL Group - The Carbon Company - announced today that its US-Los Angeles based subsidiary HITCO Carbon Composites, Inc. has been awarded a contract extension to supply Flap Track Fairings to Boeing for the 767 Program through April 2008. HITCO will produce two ship sets per month.

"This extension validates HITCO's tradition of excellence as a recognized `Gold Supplier,' and manufacturer of this component for the last 25 years" observed Edward G. Carson, Chief Operating Officer. "With our enhanced manufacturing capabilities due to extensive plant modernization and automation featuring our new investments in automated tape lay-up and automated fiber placement equipment, we are dedicated to becoming a Fully Automated Best-in-Class Tier II Supplier as well as a leader in complex hand lay-up manufacturing. We are committed through lean manufacturing to supply on-time the highest quality Flap Track Fairings that will allow us to continue supplying 767 Flap Track Fairings well beyond 2008."

HITCO Carbon Composites, Inc. was founded in 1922, manufactures advanced composite materials primarily for aerospace and defense applications and is part of SGL Groups Business Unit Carbon Fibers and Composites (CFC). HITCO received The Boeing Commercial Airplane Company Supplier of the Year award for its program excellence in support of the 767 Flap Track Fairings in 1999. HITCO continues to be an innovative leader in the advancement of carbon composite technologies and strategically focus within the SGL Group on new projects for aerospace/aircraft and defense applications.


About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.


Your contact person:
-------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 /
Cellphone: +49 170 540 2667 /
E-mail : stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       Exhibit 4

Report on the First Half of 2007
--------------------------------

Highlights

- Sales in H1/2007 +14%, EBIT +54% compared to H1/2006
- Return on sales further improved to 19% from 14%
- Pre-tax profit of (euro)71.7 million more than tripled compared to H1/2006
- Earnings per share at (euro)0.78 compared to (euro)0.02 in H1/2006
- Equity ratio further improved to 40.5%
- New Convertible and Corporate Bond placed successfully
- Increased guidance for 2007


Financial Highlights (unaudited)

                                                      1st Half
                                               -----------------------
(euro) million                                   2007    2006   Change
----------------------------------------------------------------------
Sales revenue                                     647.5   568.9  13.8%
----------------------------------------------------------------------
Gross profit                                      231.6   181.2  27.8%
----------------------------------------------------------------------
EBITDA 1)                                         145.6   104.7  39.1%
----------------------------------------------------------------------
Operating profit/EBIT 1)                          122.0    79.2  54.0%
----------------------------------------------------------------------
Return on sales 2)                                18.8%   13.9%      -
----------------------------------------------------------------------
Net profit attributable to equity holders          49.4     1.0      -
----------------------------------------------------------------------
Earnings per share, basic (in (euro) )             0.78    0.02      -
----------------------------------------------------------------------
Cash flows from operating activities 3)            48.2    42.7  12.9%
----------------------------------------------------------------------

                                               June 30, Dec 31,
(euro) million                                   2007    2006   Change
----------------------------------------------------------------------
Total assets                                    1,372.6 1,260.8   8.9%
----------------------------------------------------------------------
Shareholders' equity                              556.2   445.0  25.0%
----------------------------------------------------------------------
Net debt                                          281.8   229.1  23.0%
----------------------------------------------------------------------
Debt ratio (gearing) 4)                             0.5     0.5      -
----------------------------------------------------------------------
Equity ratio 5)                                   40.5%   35.3%      -
----------------------------------------------------------------------

1) Before effect from ECJ decision of (euro)23.5 million in 2006
2) Ratio of operating profit to sales revenue
3) Before antitrust payments
4) Net debt divided by shareholders' equity
5) Shareholders' equity divided by total assets


Interim Group Management Report
-------------------------------
(unaudited)
-----------

Economic environment

The global economy continued its significant growth path during the first half of 2007 although growth rates have slightly decelerated in specific regions. The US economy has expanded at a slightly slower pace, but in Asia, Latin America and Eastern Europe, growth rates remained high. The healthy development in the Euro-zone was supported by growing domestic demand and increasing exports.

Most of our key customer industries benefited from the overall economic developments. Especially in the steel and aluminium industries, global production remains at record levels. Our customers in the energy sector (especially in wind power, solar power, lithium-ion batteries) enjoy robust growth. Industrial, automotive and aviation demand continue to focus on lightweight materials, where we supply almost the whole value chain based on our graphite, carbon fiber and composite expertise.

Business development

Condensed consolidated income statement

                                                       1st Half
                                                 ---------------------
(euro) million                                    2007   2006  Change
----------------------------------------------------------------------
Sales revenue                                     647.5  568.9   13.8%
======================================================================
Gross profit                                      231.6  181.2   27.8%
----------------------------------------------------------------------
Selling, administrative, research and other
 income/expense                                  -109.6 -102.0   -7.5%
----------------------------------------------------------------------
EBIT effect from ECJ decision                         -  -23.5       -
----------------------------------------------------------------------
Profit from operations                            122.0   55.7  119.0%
======================================================================
Net financing costs                               -50.3  -22.5 -123.6%
----------------------------------------------------------------------
Interest effect from ECJ decision                     -  -12.8       -
----------------------------------------------------------------------
Profit before tax                                  71.7   20.4  251.5%
======================================================================
Income tax expense                                -22.3  -19.4  -14.9%
----------------------------------------------------------------------
Minority interests                                  0.0    0.0       -
----------------------------------------------------------------------
Net profit after minority interests                49.4    1.0       -
======================================================================

Earnings per share, basic (in (euro))              0.78   0.02       -
----------------------------------------------------------------------
Earnings per share, diluted (in (euro))            0.77   0.02       -
----------------------------------------------------------------------

Consolidated sales grew by 14% to (euro)647.5 million supported by all three business units. Excluding currency effects, sales grew by 18%. Positive selling price and sales volume effects, continued high capacity utilization and further savings of (euro)13 million compensated for the increases in our key raw material prices. Consequently our gross profit margin on sales increased from 31.9% in H1/2006 to 35.8% in H1/2007. Selling, administrative, research and other income/expense increased by (euro)7.6 million and thus at a slower pace than sales and now represent 16.9% of sales revenue (H1/2006: 17.9%). EBIT reached a record level of (euro)122.0 million, an increase of 54% compared to H1/2006 (before antitrust expense). When including the antitrust expense impact, EBIT increased by 119%.


Net financing costs

New convertible bond and corporate bond placed successfully

On May 16, 2007, SGL Carbon AG issued a convertible bond of (euro)200 million. This security has a denomination of (euro)50,000 per bond, a maturity of 6 years, an initial conversion price of (euro)36.52 and a coupon of 0.75% p.a.

Also on May 16, 2007, a (euro)200 million floating rate corporate bond with an 8 year maturity was issued. The corporate bond has a coupon of EURIBOR plus a margin of 1.25%, which corresponds to an initial interest coupon of 5.313%. The proceeds from the placement of the convertible bond and the corporate bond were used to repay the 2004 syndicated loan facility and to discharge the 8.5% coupon and (euro)270 million high yield bond issued by SGL Carbon Luxembourg S.A. in February 2004 and guaranteed by SGL.

On June 12, 2007, we received an upgrade from the rating agency Standard & Poor's for our new (euro)200 million senior secured notes. The rating for the senior secured notes was raised by one notch from "BB+" to "BBB-". This is the first time that SGL Group received an Investment Grade status for one of its financial instruments. The rating of the SGL Carbon AG Corporate Family remains at "BB" with a stable outlook.

The Company has satisfied and discharged its obligations under the 2004 high yield bond, which are no longer reported on SGL's balance sheet and income statement, by depositing German government bonds for payment of aggregate interest, principal and early repayment costs until the first possible repayment date on February 1, 2008. The costs associated with the early repayment of the high yield bond resulted in a (euro)20.1 million cash charge in Q2/2007. In addition, around (euro)10.7 million non cash charges for the 2004 refinancing which has now been replaced were incurred in Q2/2007.

In addition to the two bonds, SGL has secured an undrawn credit line for working capital and acquisitions ranking pari passu with the new corporate bond in the form of a new syndicated loan totaling (euro)200 million with the SGL Group's core banks.

The new financing package will halve the cash interest costs as of the fiscal year 2008 onwards based on existing financial debt. This will result in net financing costs of approximately (euro)40 million per annum from 2008 onwards.


Net financing costs

                                                        1st Half
                                                   -------------------
(euro) million                                     2007  2006  Change
----------------------------------------------------------------------
Income from companies accounted for at-equity        0.3   0.0       -
======================================================================
   Interest income                                   2.7   2.9   -6.9%
----------------------------------------------------------------------
   Interest expense on loans                       -13.3 -15.7   15.3%
----------------------------------------------------------------------
   Imputed interest convertible bond (non-cash)     -0.9   0.0       -
----------------------------------------------------------------------
   Interest expense on pensions                     -7.1  -6.8   -4.4%
----------------------------------------------------------------------
   Interest expense on antitrust                    -0.1 -13.9   99.3%
----------------------------------------------------------------------
Interest expense, net                              -18.7 -33.5   44.2%
======================================================================
   Expense for refinancing costs (non-cash)        -11.6  -1.7       -
----------------------------------------------------------------------
   Early repayment costs of the old high yield
    bond (cash)                                    -20.1   0.0       -
----------------------------------------------------------------------
   Other                                            -0.2  -0.1 -100.0%
----------------------------------------------------------------------
Other financing expenses                           -31.9  -1.8       -
======================================================================
Net financing costs                                -50.3 -35.3  -42.5%
======================================================================

The issue of the new convertible bond resulted in an initial interest expense of
(euro)1.1 million in the second quarter of 2007. This expense includes the interest relating to the coupon of 0.75% of around (euro)0.2 million, which will initially be paid on May 16, 2008 plus a non-cash imputed interest component of
(euro)0.9 million, which is calculated in accordance with IFRS.

The new corporate bond resulted in an interest expense of (euro)1.3 million in the reported period; the interest is paid quarterly starting August 15, 2007.

While interest income in H1/2007 was at a similar level compared to H1/2006, we were able to reduce our interest expense on loans by (euro)2.4 million in H1/2007 to (euro)13.3 million. The imputed interest on the new convertible bond amounted to (euro)0.9 million. To separate this non-cash element from normal cash interest charges on loans we will report this element as a special line item in the presentation of net financing costs. Interest expense on antitrust in H1/2006 includes the (euro)12.8 million interest portion related to the ECJ decision from June last year. Total interest expense (net) amounts to (euro)18.7 million in H1/2007 (H1/2006: (euro)33.5 million).

Other financing expenses increased due to the one-off costs in Q2/2007 associated with the early repayment of the old high yield bond with an amount of
(euro)20.1 million and due to the non-cash charges of the old refinancing costs with (euro)10.7 million.

Net financing costs reached (euro)50.3 million in H1/2007 compared to (euro)35.3 million in H1/2006. Adjusting for one-off effects in both reporting periods (charges of (euro)10.7 million and early repayment costs of old high yield bond of (euro)20.1 million in H1/2007; interest expense on antitrust related to the ECJ decision of (euro)12.8 million in H1/2006) the comparable net financing costs amount to (euro)19.5 million in the first six months of 2007 versus
(euro)22.5 million in the respective period in 2006.


Profit before and after taxes

Profit before tax improved to (euro)71.7 million in H1/2007 after (euro)20.4 million in H1/2006. The H1/2007 tax expense amounted to (euro)22.3 million and corresponds to a tax ratio of 31% (H1/2006: 34% adjusted for ECJ effect). Cash taxes paid in H1/2007 amounted to (euro)11.7 million (H1/2006: (euro)10.2 million). Net profit after minority interests reached (euro)49.4 million in H1/2007 after (euro)1.0 million in H1/2006. With an average number of 63.3 million shares, earnings per share (basic) in H1/2007 improved to (euro)0.78.

Balance sheet structure

                                              June 30, Dec 31,
(euro) million                                  2007    2006   Change
----------------------------------------------------------------------
ASSETS
------
Non-current assets                               587.3   572.5    2.6%
----------------------------------------------------------------------
Current assets                                   782.5   684.7   14.3%
----------------------------------------------------------------------
Assets held for sale                               2.8     3.6  -22.2%
----------------------------------------------------------------------
Total assets                                   1,372.6 1,260.8    8.9%
======================================================================

EQUITY AND LIABILITIES
----------------------
Shareholders' equity                             556.2   445.0   25.0%
----------------------------------------------------------------------
Minority interests                                 6.3     2.2  186.4%
----------------------------------------------------------------------
Total equity                                     562.5   447.2   25.8%
----------------------------------------------------------------------
Non-current liabilities                          567.9   538.5    5.5%
----------------------------------------------------------------------
Current liabilities                              242.2   274.7  -11.8%
----------------------------------------------------------------------
Liabilities held for sale                          0.0     0.4 -100.0%
----------------------------------------------------------------------
Total equity and liabilities                   1,372.6 1,260.8    8.9%
======================================================================

At June 30, 2007, total assets of (euro)1,372.6 million increased by (euro)
111.8 million compared to the year end 2006 ((euro)1,260.8 million). Higher non-current assets are primarily a result of capital expenditure above depreciation level, which increased the assets on property, plant and equipment by (euro)17 million compared to the end of last year. Increased current assets reflect the normal seasonal increases in inventories (+(euro)73 million) and a higher cash position (+(euro)21). Total equity is up by (euro)115 million or almost 26%, mainly attributable to the IFRS equity portion of our new convertible bond ((euro)50 million) and the net profit generated in H1/2007 ((euro)49 million). Non-current liabilities increased by (euro)29 million mainly related to the new financing package. Current liabilities decreased by (euro)33 million mainly due to the funding of our remaining antitrust fine including interest to the EU commission in Q1/2007 and the typically lower bonus provisions of only six months at the end of H1/2007 compared to the full year provisions at end of 2006.


Working capital

                                              June 30, Dec 31,
(euro) million                                   2007    2006   Change
----------------------------------------------------------------------
Inventories                                       389.5   316.6  23.0%
----------------------------------------------------------------------
Trade receivables                                 220.6   225.0  -2.0%
----------------------------------------------------------------------
Less trade payables                              -119.4  -114.2   4.6%
----------------------------------------------------------------------
Working capital                                   490.7   427.4  14.8%
======================================================================

Working capital increased by (euro)63.3 million to (euro)490.7 million at end of June 2007 as a consequence of the growing business activity in all three business units and corresponds to the typical seasonal development.


Changes in equity

                                               1st Half 2007
                                      --------------------------------
                                      Shareholders' Minority   Total
(euro) million                            equity     interests  equity
----------------------------------------------------------------------
Balance at January 1                          445.0        2.2   447.2
======================================================================
Capital increase/IFRS 2 allocation             14.4        4.1    18.5
----------------------------------------------------------------------
IFRS equity component of the
 convertible bond                              50.0               50.0
----------------------------------------------------------------------
   Net profit                                  49.4        0.0    49.4
----------------------------------------------------------------------
   Currency exchange differences               -2.7               -2.7
----------------------------------------------------------------------
   Other net income recognized
    directly in equity                          0.1                0.1
----------------------------------------------------------------------
Total income for the period                    46.8               46.8
----------------------------------------------------------------------
Balance at June 30                            556.2        6.3   562.5
======================================================================

Shareholders' equity increased by (euro)111.2 million to (euro)556.2 million by the end of June 2007. The increase largely resulted from the IFRS equity portion of the new convertible bond ((euro)50.0 million) and the net profit ((euro)49.4 million) generated in H1/2007.

The convertible IFRS equity portion represents the difference between the bonds nominal value ((euro)200 million) and net present value ((euro)150 million), which was calculated with an SGL specific market interest rate of 5.8%. This IFRS required equity component will be expensed through the income statement over the bond's lifetime, resulting in the nominal value of (euro)200.0 million at maturity date of the bond.

The additions to minority interests are related to the first time consolidation of SGL Kumpers GmbH & Co. KG, Germany, as well as SGL Tokai Process Technology Pte. Ltd., Singapore.

Total shareholders' equity at the end of June 2007 results in an equity ratio of 40.5% compared to 35.3% at December 31, 2006.

At June 30, 2007, subscribed capital increased to (euro)163.2 million (December 31, 2006: (euro)161.0 million) and is divided into 63,756,446 no-par value ordinary bearer shares at (euro)2.56 per share. During H1/2007 the Company issued 577,797 new shares for employees, which have been granted in the annual bonus plan in Germany and for the matching share plan. In addition 286,871 new shares were issued for employees in connection with the existing stock option plan and stock appreciation rights plan.


Net debt

                                               June 30, Dec 31,
(euro) million                                   2007    2006   Change
----------------------------------------------------------------------
Current and non-current financial liabilities     344.8   319.5   7.9%
----------------------------------------------------------------------
Remaining equity-portion convertible bond          49.1       -      -
----------------------------------------------------------------------
Plus accrued refinancing cost                      12.0    12.6  -4.8%
----------------------------------------------------------------------
Cash and cash equivalents                        -124.1  -103.0  20.5%
----------------------------------------------------------------------
Net debt                                          281.8   229.1  23.0%
======================================================================

We added the remaining IFRS equity portion of our convertible bond into the net debt calculation by end of June 2007 to reflect the full future nominal obligation of (euro)200.0 million. Due to the payments related to the refinancing, our net debt has increased by (euro)52.7 million to (euro)281.8 million by end of H1/2007 compared to the year-end 2006.


Liquidity and capital resources

                                                         1st Half
                                                    ------------------
(euro) million                                      2007  2006  Change
----------------------------------------------------------------------
Cash provided by operating activities before
 antitrust payments                                  48.2  42.7  12.9%
======================================================================
   Payments relating to antitrust proceedings       -22.5 -89.3  74.8%
----------------------------------------------------------------------
Cash provided by/used in operating activities        25.7 -46.6      -
======================================================================
Cash used in investing activities                   -44.2 -27.9 -58.4%
======================================================================
Free cash flow *                                      4.0  14.8 -73.0%
======================================================================
Cash provided by financing activities                41.0  64.0 -35.9%
======================================================================
Change in cash due to changes in scope of
 consolidation                                       -1.8     -      -
----------------------------------------------------------------------
Effect of foreign currency rate changes               0.4 --1.1      -
----------------------------------------------------------------------
Net change in cash and cash equivalents              21.1 -11.6      -
======================================================================

* defined as cash provided by operating activities before antitrust payments minus cash used in investing activities

Cash provided by operating activities before antitrust payments at (euro)48.2 million was higher in H1/2007 compared with (euro)42.7 million in the same period of the previous year. H1/2007 interest paid amounts to (euro)23.1 million compared to (euro)15.7 million in H1/2006. The difference relates to the interest deposit from February 1, 2007 to May 16, 2007 of our old high yield bond in a total amount of (euro)8.6 million in connection with the early repayment. Such an effect did not occur during H1/2006.

Despite higher capital expenditure and other investing activities of (euro)44.2 million in the first half 2007 (H1/2006: (euro)27.9 million), free cash flow in the reporting period recorded a positive (euro)4.0 million compared to
(euro)14.8 million in the same period of 2006.

Cash provided by financing activities resulted in cash inflow of (euro)41.0 million. The higher number of the previous year's first half of (euro)64.0 million was due to the proceeds from the capital increase in March 2006. Cash and cash equivalents increased by (euro)21.1 million from (euro)103.0 million at the end of 2006 to (euro)124.1 million at the end of H1/2007.

Segment Reporting
-----------------

Performance Products (PP)

                                                         1st Half
                                                    ------------------
(euro) million                                      2007  2006  Change
----------------------------------------------------------------------
Sales revenue                                       387.1 337.1  14.8%
----------------------------------------------------------------------
EBITDA                                              125.3  90.2  38.9%
----------------------------------------------------------------------
Profit from operations/EBIT                         113.6  76.5  48.5%
----------------------------------------------------------------------
Return on sales                                     29.3% 22.7%      -
----------------------------------------------------------------------

In H1/2007, sales revenue grew by 15% (adjusted for foreign currency changes by 19%) to (euro)387.1 million (H1/2006: (euro)337.1 million) due to the continuing strong demand from the steel and the growing demand from the aluminium industry being reflected in selling price increases across all business lines and positive volume effects especially in Cathodes. Volumes contributed 5%, prices 14% to the sales development in Performance Products.

Despite higher raw material and electricity costs as well as negative currency translation effects, EBIT in H1/2007 increased by 49% to (euro)113.6 million due to above mentioned price and volume effects as well as savings of (euro)6 million. Capacity utilization level remains high at all facilities with the 2007 order book full for all business lines.

On May 24, 2007, we announced an expansion of our graphitized cathode capacity anticipating the expected quantum leap in aluminum growth from the historical average of 2% to an expected mid-term growth of at least 5% per year. The SGL Group will support its customers' growth requirements in two phases. Phase one consists of an investment to optimize the existing infrastructure yielding a 50% increase in graphitized cathode production. Initial product will be available as early as the first half of 2008. Phase two will be the construction of a state of the art grass roots cathode plant at a location to be determined in 2007. This plant will be on stream by 2011/2012 and its capacity will be defined by customer requirements which are currently under discussion.


Graphite Materials & Systems (GMS)

                                                         1st Half
                                                    ------------------
(euro) million                                      2007  2006  Change
----------------------------------------------------------------------
Sales revenue                                       177.3 165.5   7.1%
----------------------------------------------------------------------
EBITDA                                               32.2  25.4  26.8%
----------------------------------------------------------------------
Profit from operations/EBIT                          25.4  18.7  35.8%
----------------------------------------------------------------------
Return on sales                                     14.3% 11.3%      -
----------------------------------------------------------------------

Sales revenue rose by 7% (adjusted for foreign currency changes by 11%) to
(euro)177.3 million in H1/2007. All three Business Lines Graphite Specialties, Process Technology and Expanded Graphite contributed to this sales growth with strong demand coming especially from the semiconductor, solar, LED, lithium-ion battery and chemical industries. EBIT increased by 36% to (euro)25.4 million in the reporting period due to positive price and volume developments as well as savings from the SGL Excellence Initiative that more than compensated for factor cost increases. Both order intake and order backlog developments remain at high levels and reflect healthy global economic conditions in our customer industries.

On June 4, 2007, SGL Group signed a joint venture contract with the Chinese graphite producer, Shanxi Quanhai Graphite Co. Ltd. in Shanxi/Central China, for the production of specialty graphite in China. The agreement is pending requiring final approval by the appropriate government bodies in China.

SGL Group will have 75% ownership of the joint venture. The aim of this strategic joint venture is to further strengthen the production base and market presence for specialty graphite in the Advanced Materials division of the SGL Group in Asia. The joint venture will considerably increase SGL Group's specialty graphite material production capacity, in order to supply the rapidly growing demand in industry sectors such as semi-conductors and solar technology.

Furthermore, the SGL Group has approved additional planned investment projects in China. The capabilities of the existing Shanghai machine shop will be enlarged for purifying specialty graphite for the semi-conductor and other related industries. The enhancement of the machine shop in Shanghai together with the back-ward integration of the new joint venture in Shanxi is an important strategic step to satisfy the growing demand of regional customers as well as the increase in production of isostatic graphite in the SGL Group from 3,000 to 5,000 metric tons. The development of the new joint venture in China is a further step of the SGL Group's Asian strategy which remains the main focus of the Company.

In addition, following implementation of further site optimization in Morganton, USA, the SGL Group is in a position to supply up to 18,000 metric tons of extruded and pressed specialty graphite for the growing market demand particularly in nuclear technology and armoring.


Carbon Fibers & Composites (CFC)

                                                         1st Half
                                                     -----------------
(euro) million                                       2007 2006  Change
----------------------------------------------------------------------
Sales revenue                                        79.9  63.4  26.0%
----------------------------------------------------------------------
EBITDA                                                5.5   3.5  57.1%
----------------------------------------------------------------------
Profit from operations/EBIT                           0.9  -0.9      -
----------------------------------------------------------------------
Return on sales                                      1.1% -1.4%      -
----------------------------------------------------------------------

Sales revenue increased by 26% (adjusted for foreign currency changes by 28%) to
(euro)79.9 million in H1/2007 (H1/2006: (euro)63.4 million). A temporary interruption of carbon fiber production in Inverness (UK) in Q1/2007 caused some shipment delays, negatively impacting earnings in H1/2007. These delays are expected to be made up in the course of the year. Strong sales volumes in carbon fibers, composite materials and brake discs as well as savings from the SGL Excellence initiative partially compensated for the shortfall in carbon fiber production in Q1/2007.

On June 13, 2007, we announced the construction of a third major production line for carbon fibers at our location in Inverness as part of our long-term growth strategy in our Business Unit "Carbon Fibers & Composites". With commissioning by the end of 2008, the annual production of carbon fibers will rise to a total of approximately 5,000 tons per annum. All capacity either under construction or currently in place is largely utilized due to long-term supply agreements with major customers until into the next decade. In order to meet strong customer demand from various industrial applications, the Company is also planning a carbon fiber location in Germany with a capacity of between 3,000 and 6,000 tons p.a. over the next five years. As a consequence, the SGL Group will become one of the world's leading suppliers of carbon fibers.

The supply of raw materials for all new capacity has been secured by the strategic cooperation with Mitsu-bishi Rayon Corp., Japan, and the joint venture agreed with Lenzing AG, Austria, in March 2007, which provides for the achieved strategic backward integration for the production of carbon fiber precursor material out of our German production in Kelheim.


Central T&I and corporate costs

                                                        1st Half
                                                   -------------------
(euro) million                                     2007  2006  Change
----------------------------------------------------------------------
Other revenue                                        3.2   2.9   10.3%
----------------------------------------------------------------------
Central T&I costs                                   -2.8  -0.8 -250.0%
----------------------------------------------------------------------
Corporate costs                                    -15.1 -14.3   -5.6%
----------------------------------------------------------------------
Antitrust expense                                      - -23.5       -
----------------------------------------------------------------------

In order to support our innovation strategy we established our new corporate center for Technology and Innovation (T&I) by the end of 2005 and further enhanced this structure during 2006. Within corporate costs we will report all initiatives and start-up projects, which cannot be directly assigned to one of our existing businesses. This relates to basic research activities as well as to new product developments, which have not yet reached a commercial status. We decided to show such expenses at a corporate level in order to increase transparency and not to charge our businesses with expenses not directly related to their ongoing business. Central T&I costs in H1/2007 at (euro)2.8 million reached expected normal semi-annual levels, whereas H1/2006 still reflects the implementation phase.

On April 16, 2007, we announced the construction of the new Group research center in Meitingen near Augsburg, Germany, with which we are strengthening our innovation power as one of the world's largest producers of carbon and graphite. The new center of the Group's research, named Technology and Innovation (T&I) and located at the SGL Group's largest site worldwide, will combine all the Company's research and development activities. The Company is investing approx.
(euro)8 million in constructing the center to have a state-of-the-art infrastructure. In the medium term, the number of scientists is expected to rise from 80 at present to 120.

Corporate costs increased from (euro)14.3 million in H1/2006 to (euro)15.1 million in H1/2007. The increase is in part related to our management incentive plans, which are influenced by higher market valuation for share based programs.

On May 25, 2007, SGL Carbon AG announced its decision to voluntarily delist its American Depositary Receipts (ADRs) from the New York Stock Exchange effective June 22, 2007 and to terminate its ADR program effective June 25, 2007. Under the new SEC rules which became effective June 4, 2007, delisting is a prerequisite for deregistration from the reporting obligations under the US Securities Exchange Act of 1934.

Already on March 26, 2007, SGL Carbon AG announced its intention to deregister as soon as possible. Following the new SEC rules, after the termination of the ADR program and a 12 month waiting period, the deregistration will be effective on June 30, 2008, provided U.S. average daily trading volume in its shares and ADRs is 5% or less of worldwide trading at that time.

SGL Group has considered the costs and benefits of continuing its Exchange Act registration and believes that delisting and deregistration is in the best interests of shareholders. The Company also does not believe that the relatively small proportion of trading that takes place in the form of ADRs economically justifies maintaining an ADR program. From 2007 onwards, we expect cost savings of around (euro)3 million per annum compared to the 2006 expenses from delisting and deregistration.


Employees

Total number of employees increased by 89 to 5,338 by end of June 2007. This increase is mainly related to the initial consolidation of SGL Kumpers GmbH & Co. KG, Germany and SGL Tokai Process Technology Pte. Ltd., Singapore. Therefore the regional headcount slightly increased in Europe, whilst headcount in North America was rather stable. In addition to the initial consolidation of SGL Tokai Process Technology Pte. Ltd, we further increased headcount in Asia supporting the growth of our business.


Outlook

For Q3/2007, SGL Carbon is anticipating a double digit increase in consolidated sales and EBIT compared to Q3/2006.

In March 2007 at our annual press and analyst conference, we guided for an increase in consolidated sales of 7-10% and the consolidated EBIT to surpass historic record levels of (euro)192 million in 2007. After the close of the first half-year and with the ability to reinstate full year guidance after the successful conclusion of our new financing structure, we now raise our guidance for the full year 2007. Consolidated sales will grow by 10-15%. Equally, we are increasing our EBIT guidance to an improvement of around 45% compared to the 2006 EBIT (before antitrust effect), representing an approximate doubling of the H1/2007 EBIT of (euro)122 million. The financial result including one-off effects from the new financing structure should be around minus (euro)70 million for 2007 excluding valuation effects of our interest and currency hedging instruments. As a consequence, SGL Carbon anticipates reported pre-tax and net profit to more than double against the previous year.

As a result of our growth strategy especially in the Business Area Advanced Materials as well as in Cathodes, we are expecting a capital expenditure level of around (euro)120 million in 2007.

In the period under review, SGL Group's risk situation did not change materially from year end 2006 as described in our 2006 annual report.


German Corporation Tax Reform

The German Corporation Tax Reform results in lowered income tax rates effective January 1, 2008. This requires a revaluation of capitalized deferred tax assets and liabilities. As a result an estimated one time non-cash tax expense of approximately (euro)7 million will be recorded in Q3/2007. Our guidance for the 2007 full year tax rate of 35% remains unchanged.

From 2008 onwards we expect an income tax reduction. Based on preliminary calculations the German income tax rate applicable for SGL will be reduced from 38.4% to 29.2%. Changes in additions to the trade tax basis will have no negative implications for us. Any application of the so called interest barrier can be largely excluded based on the new financing structures.


Interim Condensed Consolidated Financial Statements
---------------------------------------------------
(unaudited)
-----------

Interim Condensed Consolidated Income Statement

                                2nd Quarter             1st Half
------------------------------------------------- --------------------
(euro) million              2007    2006   Change  2007   2006  Change
------------------------------------------------- --------------------
Sales revenue               332.9    301.6  10.4%  647.5  568.9  13.8%
================================================= ====================
Cost of sales              -210.8   -202.5  -4.1% -415.9 -387.7  -7.3%
------------------------------------------------- --------------------
Gross profit                122.1     99.1  23.2%  231.6  181.2  27.8%
================================================= ====================
Selling, administrative,
 research and other
 income/expense             -57.4    -53.0  -8.3% -109.6 -102.0  -7.5%
------------------------------------------------- --------------------
EBIT effect from ECJ
 decision                       -     23.5      -      -  -23.5      -
------------------------------------------------- --------------------
Profit from
 operations/EBIT             64.7     22.6 186.3%  122.0   55.7 119.0%
================================================= ====================
Income from companies
 accounted for at-equity      0.0      0.0      -    0.3    0.0      -
------------------------------------------------- --------------------
Interest income               1.0      2.1 -52.4%    2.7    2.9  -6.9%
------------------------------------------------- --------------------
Interest expense             -9.7    -25.1  61.4%  -21.4  -36.4  41.2%
------------------------------------------------- --------------------
Other financing costs       -29.7      0.0      -  -31.9   -1.8      -
------------------------------------------------- --------------------
Profit before tax            26.3     -0.4      -   71.7   20.4 251.5%
================================================= ====================
Income tax expense           -9.6    -11.0  12.7%  -22.3  -19.4 -14.9%
------------------------------------------------- --------------------
Net profit/loss for the
 period                      16.7    -11.4      -   49.4    1.0      -
================================================= ====================
thereof:
   Minority interests        -0.2      0.0      -    0.0    0.0      -
------------------------------------------------- --------------------
   Equity holders of the
    parent company           16.9    -11.4      -   49.4    1.0      -
================================================= ====================

Earnings per share, basic
 (in (euro))                 0.26    -0.20      -   0.78   0.02      -
------------------------------------------------- --------------------
Earnings per share,
 diluted (in (euro))         0.26    -0.20      -   0.77   0.02      -
------------------------------------------------- --------------------

Interim Condensed Consolidated Balance Sheet

                                              June 30, Dec 31,
(euro) million                                  2007    2006   Change
----------------------------------------------------------------------
ASSETS
------
Non-current assets
==================
Intangible assets                                 89.0    83.8    6.2%
----------------------------------------------------------------------
Property, plant and equipment                    366.4   348.9    5.0%
----------------------------------------------------------------------
Other non-current assets                          24.0    22.2    8.1%
----------------------------------------------------------------------
Deferred tax assets                              107.9   117.6   -8.2%
----------------------------------------------------------------------
                                                 587.3   572.5    2.6%
                                              ========================
Current assets
=======================
Inventories                                      389.5   316.6   23.0%
----------------------------------------------------------------------
Trade receivables                                220.6   225.0   -2.0%
----------------------------------------------------------------------
Other receivables and other current assets        48.3    40.1   20.4%
----------------------------------------------------------------------
Cash and cash equivalents                        124.1   103.0   20.5%
----------------------------------------------------------------------
                                                 782.5   684.7   14.3%
                                              ========================
Assets held for sale                               2.8     3.6  -22.2%
----------------------------------------------------------------------

Total assets                                   1,372.6 1,260.8    8.9%
======================================================================

EQUITY AND LIABILITIES
======================
Shareholders' equity                             556.2   445.0   25.0%
----------------------------------------------------------------------
Minority interests                                 6.3     2.2  186.4%
----------------------------------------------------------------------
Total equity                                     562.5   447.2   25.8%
======================================================================

Non-current liabilities
=======================
Non-current financial liabilities                342.3   319.5    7.1%
----------------------------------------------------------------------
Provisions for pensions and other employee
 benefits                                        168.6   167.6    0.6%
----------------------------------------------------------------------
Deferred tax liabilities                          38.8    37.9    2.4%
----------------------------------------------------------------------
Other non-current liabilities and provisions      18.2    13.5   34.8%
----------------------------------------------------------------------
                                                 567.9   538.5    5.5%
                                              ========================
Current liabilities
=======================
Current financial liabilities                      2.5     0.0       -
----------------------------------------------------------------------
Other provisions                                  69.2   104.6  -33.8%
----------------------------------------------------------------------
Trade payables                                   119.4   114.2    4.6%
----------------------------------------------------------------------
Other current liabilities                         51.1    55.9   -8.6%
----------------------------------------------------------------------
                                                 242.2   274.7  -11.8%
                                              ========================
Liabilities held for sale                          0.0     0.4 -100.0%
----------------------------------------------------------------------

Total equity and liabilities                   1,372.6 1,260.8    8.9%
======================================================================

Interim Condensed Consolidated Statement of Changes in Equity

                                              1st Half 2006
                                      --------------------------------

                                      Shareholders' Minority   Total
(euro) million                            equity     interests  equity
----------------------------------------------------------------------
Balance at January 1                          322.1        1.3   323.4
======================================================================
Capital increase/IFRS 2 allocation             91.7               91.7
----------------------------------------------------------------------
   Net profit                                   1.0                1.0
----------------------------------------------------------------------
   Currency exchange differences              -14.3       -0.1   -14.4
----------------------------------------------------------------------
   Other net income recognized
    directly in equity                          1.3                1.3
----------------------------------------------------------------------
Total income for the period                   -12.0       -0.1   -12.1
----------------------------------------------------------------------
Balance at June 30                            401.8        1.2   403.0
======================================================================



                                               1st Half 2007
                                      --------------------------------
                                      Shareholders' Minority   Total
(euro) million                            equity     interests  equity
----------------------------------------------------------------------
Balance at January 1                          445.0        2.2   447.2
======================================================================
Capital increase/IFRS 2 allocation             14.4        4.1    18.5
----------------------------------------------------------------------
IFRS equity component of the
 convertible bond                              50.0               50.0
----------------------------------------------------------------------
   Net profit                                  49.4        0.0    49.4
----------------------------------------------------------------------
   Currency exchange differences               -2.7               -2.7
----------------------------------------------------------------------
   Other net income recognized
    directly in equity                          0.1                0.1
----------------------------------------------------------------------
Total income for the period                    46.8               46.8
----------------------------------------------------------------------
Balance at June 30                            556.2        6.3   562.5
======================================================================

Interim Condensed Consolidated Cash Flow Statement

                                                              1st Half
                                                       ---------------
(euro) million                                           2007     2006
----------------------------------------------------------------------
Cash flows from operating activities
====================================
Profit before tax                                        71.7     20.4
======================================================================
   Add back of net interest expenses                     38.8     20.7
----------------------------------------------------------------------
   Reclassification of the ECJ expense                      -     36.3
----------------------------------------------------------------------
   (Gain) Loss on disposal of property, plant and
    equipment                                             0.2     -1.0
----------------------------------------------------------------------
   Depreciation and amortization expense                 23.6     25.5
----------------------------------------------------------------------
   Expenses for refinancing (non-cash)                   11.6      1.7
----------------------------------------------------------------------
   Income taxes paid                                    -11.7    -10.2
----------------------------------------------------------------------
   Interest received                                      2.7      2.9
----------------------------------------------------------------------
   Interest on financial debt paid                      -23.1    -15.7
----------------------------------------------------------------------
   Changes in provisions, net                             3.2     -5.0
----------------------------------------------------------------------
   Changes in working capital, net                      -64.4    -32.9
----------------------------------------------------------------------
   Changes in other operating assets and other
    liabilities                                          -4.4      0.0
----------------------------------------------------------------------
Cash provided by operating activities before antitrust
 payments                                                48.2     42.7
======================================================================
   Payments relating to antitrust proceedings           -22.5   --89.3
----------------------------------------------------------------------
Cash provided by/used in operating activities            25.7    -46.6
======================================================================

Cash flows from investing activities
====================================
   Capital expenditure in property, plant and
    equipment and intangible assets                     -37.9    -29.0
----------------------------------------------------------------------
   Cash payments for acquisitions less acquired cash     -6.7        -
----------------------------------------------------------------------
   Other investing activities                             0.4      1.1
----------------------------------------------------------------------
Cash used in investing activities                       -44.2    -27.9
======================================================================

Cash flows from financing activities
====================================
   Proceeds from corporate debt                         405.1        -
----------------------------------------------------------------------
   Repayment of corporate debt                         -333.6    -17.6
----------------------------------------------------------------------
   Net proceeds from capital increase                     1.6     81.6
----------------------------------------------------------------------
   Payments in connection with the new refinancing      -12.0        -
----------------------------------------------------------------------
   Early repayment of the high yield bond               -20.1        -
----------------------------------------------------------------------
Cash provided by financing activities                    41.0     64.0
======================================================================
   Change in cash due to changes in scope of
    consolidation                                        -1.8        -
----------------------------------------------------------------------
   Effect of foreign exchange rate changes                0.4     -1.1
----------------------------------------------------------------------

Net change in cash and cash equivalents                  21.1    -11.6
======================================================================
Cash and cash equivalents at beginning of period        103.0     93.4
----------------------------------------------------------------------
Cash and cash equivalents at end of period              124.1     81.8
======================================================================

Notes to the Condensed Consolidated Interim Financial Statements
----------------------------------------------------------------

Description of business:

SGL CARBON Aktiengesellschaft (hereafter "SGL Carbon AG" or "the Company"), located at Rheingaustr. 182, Wiesbaden (Germany), together with its subsidiaries (the "SGL Group") is a global manufacturer of carbon and graphite products.


Basis of preparation and accounting policies:

The interim report on the condensed consolidated financial statements of the SGL Group has been pre-pared in accordance with the International Financial Reporting Standards (IFRS) including IAS 34 (Interim Financial Reporting). The interim condensed consolidated financial statements do not include all the information and disclosure required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at December 31, 2006. Accounting and valuation methods have been consistently applied as in our annual consolidated financial statements for financial year 2006. New IFRS standards and interpretations applicable for periods starting January 1, 2007 have had no material impact on the interim reporting as of June 30, 2007. These financial statements have not been reviewed by our auditors.

The interim financial report was authorized for issue in accordance with a resolution of the Board of Management on July 25, 2007.


Changes in scope of consolidation:

SGL Carbon S.A., Belgium, which was shown as asset held for sale at December 31, 2006, has been sold in February 2007.

SGL Group acquired shares in Kumpers GmbH & Co. KG, Germany, and holds 51% of the new joint venture. SGL and Kumpers intend to jointly use the growth opportunities in glass and carbon fibers. SGL started to conso-lidate the company on April 1, 2007.

On May 24, 2007, SGL Group and Tokai Carbon Co., Ltd., Japan, enhanced their cooperation by setting up the company SGL Tokai Process Technology, Ltd., Singapore, for the production and sale of process technology products for the Asian market, in particular China, Japan and South Korea. SGL Carbon AG holds 51% and Tokai Carbon Co., Ltd. holds 49% of the shares in this joint venture. SGL has started to consolidate Graphite Chemical Engineering Co., Ltd. (GCE) as part of this joint venture on June 1, 2007.

The initial consolidation of Kumpers GmbH & Co. KG and Graphite Chemical Engineering Co., Ltd into the SGL Group's financial statements as of June 30, 2007 have increased the goodwill by (euro)4.3 million and total assets by
(euro)17.7 million.

On June 4, 2007, SGL Group has signed a joint venture agreement with the Chinese graphite producer Shanxi Quanhai Graphite Co. Ltd. in Shanxi/Central China for the production of specialty graphite in China. SGL will hold 75% of the new joint venture. The agreement is pending requiring final approval by the appropriate government bodies in China.


Transactions with related parties:

Mr. Franz-Jurgen Kumpers is managing director of the new joint venture SGL Kumpers GmbH & Co. KG in Rheine, Germany. 49% of the joint venture are in the hands of the company Kumpers GmbH & Co. KG, where Mr. Kumpers holds a minority interest.


Successful refinancing:

SGL has refinanced its financial liabilities in May 2007. SGL used the proceeds of the new corporate bond of (euro)200 million and the convertible bond of
(euro)200 million to pay back the former syndicated loan facility and to discharge the (euro)270 million high yield bond. The remaining accrued refinancing cost of (euro)10.7 million and the costs associated with the early repayment of the old high yield bond amounting to (euro)20.1 million were expensed in the second quarter 2007.

Seasonality of operations:

Our sales revenue from graphite electrodes fluctuates from quarter to quarter due to factors related to our customers' businesses, such as customer inventory levels, scheduled customer plant shutdowns and vacations, and changes in customer production schedules in response to seasonal changes in customer energy costs, strikes and work stoppages by our customers' employees. In addition, customers may change their order patterns in response to price changes. During the period prior to the effective date of a price increase, customers tend to buy additional quantities of graphite electrodes at the then lower price, which adds to our sales revenue during that period. During the period following the effective date of a price increase, customers tend to use those additional quantities before placing further orders, which reduces our sales revenue during that period. Similarly, customers tend to use up their inventories and delay purchases when they expect price reductions. Usually SGL`s 1st and 3rd quarter tend to be weaker as a reaction of customer inventory usage (1st quarter) and European vacation season (3rd quarter). Usually the 2nd and 4th quarters tend to be stronger.


Other information:

In the first half of 2007, 577,797 shares were issued for employees under the bonus system and Matching Share Plan of SGL. In the same period, 133,000 shares were issued under the Stock Options Plan and 153,871 shares were issued under the Stock Appreciation Plan. In the first half of 2007, a total of 668,700 Stock Appreciation Rights (SAR) were granted on January 15, 2007 at a strike price of
(euro)18.74 under the SAR Plan 2005. In March 2007 the Board of Management and Senior Management acquired a total of 94,192 shares of the company at a price of
(euro)23.86 under the Matching Shares Plan. At June 30, 2007, there are 1,616,951 SARs, 196,915 matching shares and 798,000 stock options outstanding.

The number of outstanding SGL shares at June 30, 2007, is 63,756,446. At June 30, 2007, SGL has 34,660 own shares.

The graphite specialty fine of (euro)22.3 million including accrued interest was cash deposited to the EU commission on February 8, 2007 without legal recognition of the 2005 Court of First Instance judgement.

During the first half of 2007 there have been no material unusual items except the above mentioned or changes in estimates compared to the financial year 2006. Contingent liabilities and contingent assets did not change materially compared to the last annual balance sheet date. The SGL Group did not pay a dividend in the period reported.


Sales Revenue and Operating Profit by Segment:

                                                        1st Half
                                                   -------------------
(euro) million                                     2007  2006  Change
----------------------------------------------------------------------
Sales revenue
=============
   Performance Products                            387.1 337.1   14.8%
----------------------------------------------------------------------
   Graphite Materials & Systems                    177.3 165.5    7.1%
----------------------------------------------------------------------
   Carbon Fibers & Composites                       79.9  63.4   26.0%
----------------------------------------------------------------------
   Other                                             3.2   2.9   10.3%
----------------------------------------------------------------------
                                                   647.5 568.9   13.8%
                                                   ===================

                                                        1st Half
                                                   -------------------
(euro) million                                     2007  2006  Change
----------------------------------------------------------------------
Profit (loss) from operations/EBIT
==================================
   Performance Products                            113.6  76.5   48.5%
----------------------------------------------------------------------
   Graphite Materials & Systems                     25.4  18.7   35.8%
----------------------------------------------------------------------
   Carbon Fibers & Composites                        0.9  -0.9       -
----------------------------------------------------------------------
   Central T&I costs                                -2.8  -0.8 -250.0%
----------------------------------------------------------------------
   Corporate costs (including effect of ECJ
    decision)                                      -15.1 -37.8   60.1%
----------------------------------------------------------------------
                                                   122.0  55.7  119.0%
                                                   ===================

Based on the reclassification of our Expanded Graphite business line and for corporate driven costs for our T&I organization sales revenue and profit (loss) from operations reported for the first half 2006 changed as follows:

Sales revenue
-------------
PP -(euro) 1.3      GMS +(euro) 19.6  CFC -(euro) 20.3   Other +(euro)
  million;               million;          million;       2.0 million.
----------------------------------------------------------------------

Profit (loss) from operations
-----------------------------
PP +(euro) 0.4      GMS +(euro) 1.5   CFC -(euro) 1.1     Central T&I
  million;               million;          million;        -(euro) 0.8
                                                           million.
----------------------------------------------------------------------

Events occurring after the balance sheet date:

On May 16, 2007, SGL Carbon AG issued a convertible bond with a volume of
(euro)200 million, maturity of 6 years and an initial conversion price of
(euro)36.52, which corresponded to a 30% premium compared to the average SGL Carbon AG share price during the bookbuilding period of the convertible bond. Due to the recent share price appreciation, the share has been trading around the conversion price. As long as the stock price trades above the conversion price, the convertible bond holders are entitled to convert their bond into shares, potentially resulting in the creation of up to approximately 5.5 million new shares.

On July 12, 2007, SGL Group and Benteler Automobiltechnik, Paderborn announced its intention to set up a joint venture for the development, manufacturing, and marketing of components using carbon fiber reinforced composites (CFRPs) for the automotive industry. The two companies want to create a 50/50 joint venture and contribute their specific expertise with regard to the product, its manufacturing, and marketing. A respective and already detailed letter of intent was signed.


Declaration of the Board of Management:

We confirm, to the best of our knowledge, that the Condensed Consolidated Interim Financial Statements and the Interim Group Management Report have been prepared in accordance with the generally accepted accounting principles for interim financial reporting under IFRS and give a fair presentation of SGL Group's net assets, financial position and results of operations. The Interim Group Management Report presents a true and fair view of the actual operations of the Group, including the results of operations and the position of the Group, and material prospects and risks of the Group's future development in the remainder of the fiscal year are described.


Wiesbaden, July 25, 2007

SGL Carbon AG

The Board of Management



SGL Carbon AG o Head Office o Investor Relations
Rheingaustra(beta)e 182 o D-65203 Wiesbaden
Phone +49 611 60 29-0 o Fax +49 611 60 29-101
e-mail cpc@sglcarbon.de o www.sglcarbon.com

Quarterly Sales Revenue and Operating Profit by Segment

                                                                    2006                  2006     2007           2007
                                                            ------------------------------------------------------------
(euro) million                                                Q1     Q2     Q3     Q4   Full Year   Q1     Q2   1st Half
------------------------------------------------------------------------------------------------------------------------
Sales revenue
-------------
Performance Products                                         152.7  184.4  172.1  204.2     713.4  185.0  202.1    387.1
------------------------------------------------------------------------------------------------------------------------
Graphite Materials & Systems                                  81.7   83.8   82.5   92.3     340.3   89.9   87.4    177.3
------------------------------------------------------------------------------------------------------------------------
Carbon Fibers & Composites                                    32.4   31.0   33.4   33.7     130.5   38.7   41.2     79.9
------------------------------------------------------------------------------------------------------------------------
Other                                                          0.5    2.4    1.7    2.0       6.6    1.0    2.2      3.2
------------------------------------------------------------------------------------------------------------------------
                                                             267.3  301.6  289.7  332.2   1,190.8  314.6  332.9    647.5
                                                            ============================================================

                                                                    2006                  2006     2007           2007
                                                            ------------------------------------------------------------
(euro) million                                                Q1     Q2     Q3     Q4   Full Year   Q1     Q2   1st Half
------------------------------------------------------------------------------------------------------------------------
Profit (loss) from operations/EBIT
----------------------------------
Performance Products                                          31.5   45.0   45.0   50.9     172.4   52.7   60.9    113.6
------------------------------------------------------------------------------------------------------------------------
Graphite Materials & Systems                                   8.0   10.7   10.6    7.5      36.8   12.7   12.7     25.4
------------------------------------------------------------------------------------------------------------------------
Carbon Fibers & Composites                                     0.1   -1.0   -1.7   -1.8      -4.4    0.3    0.6      0.9
------------------------------------------------------------------------------------------------------------------------
Central T&I costs                                             -0.1   -0.7   -0.8   -1.5      -3.1   -1.3   -1.5     -2.8
------------------------------------------------------------------------------------------------------------------------
Corporate costs                                               -6.4  -7.9*   -8.7  -8.7*    -31.7*   -7.1   -8.0    -15.1
------------------------------------------------------------------------------------------------------------------------
                                                              33.1  46.1*   44.4  46.4*    170.0*   57.3   64.7    122.0
                                                            ============================================================

Quarterly Consolidated Return on Sales

                                                                    2006                  2006     2007           2007
                                                            ------------------------------------------------------------
ROS in %                                                      Q1     Q2     Q3     Q4   Full Year   Q1     Q2   1st Half
------------------------------------------------------------------------------------------------------------------------
Performance Products                                          20.6   24.4   26.1   24.9      24.2   28.5   30.1     29.3
------------------------------------------------------------------------------------------------------------------------
Graphite Materials & Systems                                   9.8   12.8   12.8    8.1      10.8   14.1   14.5     14.3
------------------------------------------------------------------------------------------------------------------------
Carbon Fibers & Composites                                     0.3   -3.2   -5.1   -5.3      -3.4    0.8    1.5      1.1
------------------------------------------------------------------------------------------------------------------------
SGL Group                                                     12.4  15.3*   15.3  14.0*     14.3*   18.2   19.4     18.8
========================================================================================================================

* before effect from ECJ decision


Quarterly Consolidated Income Statement

                                                                    2006                  2006     2007           2007
------------------------------------------------------------------------------------------------------------------------
(euro) million                                                Q1     Q2     Q3     Q4   Full Year   Q1     Q2   1st Half
------------------------------------------------------------------------------------------------------------------------
Sales revenue                                                267.3  301.6  289.7  332.2   1,190.8  314.6  332.9    647.5
------------------------------------------------------------------------------------------------------------------------
Cost of sales                                               -185.2 -202.5 -193.4 -225.7    -806.8 -205.1 -210.8   -415.9
------------------------------------------------------------------------------------------------------------------------
Gross profit                                                  82.1   99.1   96.3  106.5     384.0  109.5  122.1    231.6
========================================================================================================================
Selling/administration/research other                        -49.0  -53.0  -51.9  -60.1    -214.0  -52.2  -57.4   -109.6
------------------------------------------------------------------------------------------------------------------------
EBIT effect from ECJ decision                                  0.0  -23.5    0.0   -8.6     -32.1      -      -        -
------------------------------------------------------------------------------------------------------------------------
Profit from operations                                        33.1   22.6   44.4   37.8     137.9   57.3   64.7    122.0
========================================================================================================================
Net financing costs                                          -12.3  -10.2  -15.4  -10.8     -48.7  -11.9  -38.4    -50.3
------------------------------------------------------------------------------------------------------------------------
Interest effect from ECJ decision                              0.0  -12.8    0.0    0.0     -12.8      -      -
------------------------------------------------------------------------------------------------------------------------
Profit (loss) before tax                                      20.8   -0.4   29.0   27.0      76.4   45.4   26.3     71.7
========================================================================================================================
Income tax expense                                            -8.4  -11.0  -12.5   -3.6     -35.5  -12.7   -9.6    -22.3
------------------------------------------------------------------------------------------------------------------------
Minority interests                                             0.0    0.0   -0.1   -0.1      -0.2   -0.2    0.2      0.0
------------------------------------------------------------------------------------------------------------------------
Net profit (loss) attributable
to equity holders                                             12.4  -11.4   16.4   23.3      40.7   32.5   16.9     49.4
========================================================================================================================

Important note:
This interim report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.

                                                                       Exhibit 5

SGL Group: Successful First Half 2007

o Sales in H1/2007 +14 %, EBIT +54% compared to H1/2006
o Return on sales further improved to 19 % from 14 %
o Pre-tax profit of (euro)71.7 million more than tripled compared to H1/2006
o Earnings per share at (euro)0.78 compared to (euro)0.02 in H1/2006
o Equity ratio further improved to 40.5 %
o New Convertible and Corporate Bond placed successfully
o Increased guidance for 2007

Wiesbaden, July 25, 2007. Consolidated sales of SGL Group - The Carbon Company - grew by 14 % to (euro)647.5 million supported by all three business units. Excluding currency effects, sales grew by 18 %. Positive selling price and sales volume effects, continued high capacity utilization and further savings of
(euro)13 million compensated for the increases in the key raw material prices of SGL. Consequently the gross profit margin on sales increased from 31.9 % in H1/2006 to 35.8 % in H1/2007. Selling, administrative, research and other income/expense increased by (euro)7.6 million and thus at a slower pace than sales and now represent 16.9 % of sales revenue (H1/2006: 17.9%). EBIT reached a record level of (euro)122.0 million, an increase of 54 % compared to H1/2006 (before antitrust expense). When including the antitrust expense impact, EBIT increased by 119 %.


Net financing costs

New convertible bond and corporate bond placed successfully

On May 16, 2007, SGL Carbon AG issued a convertible bond of (euro)200 million. This security has a denomination of (euro)50,000 per bond, a maturity of 6 years, an initial conversion price of (euro)36.52 and a coupon of 0.75 % p.a. Also on May 16, 2007, a (euro)200 million floating rate corporate bond with an 8 year maturity was issued. The corporate bond has a coupon of EURIBOR plus a margin of 1.25 %, which corresponds to an initial interest coupon of 5.313 %. The proceeds from the placement of the convertible bond and the corporate bond were used to repay the 2004 syndicated loan facility and to discharge the 8.5 % coupon and (euro)270 million high yield bond issued by SGL Carbon Luxembourg S.A. in February 2004 and guaranteed by SGL.
On June 12, 2007, SGL received an upgrade from the rating agency Standard & Poor's for the new (euro)200 million senior secured notes. The rating for the senior secured notes was raised by one notch from "BB+" to "BBB-". This is the first time that SGL Group received an Investment Grade status for one of its financial instruments. The rating of the SGL Carbon AG Corporate Family remains at "BB" with a stable outlook.

SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

The Company has satisfied and discharged its obligations under the 2004 high yield bond, which are no longer reported on SGL's balance sheet and income statement, by depositing German government bonds for payment of aggregate interest, principal and early repayment costs until the first possible repayment date on February 1, 2008. The costs associated with the early repayment of the high yield bond resulted in a (euro)20.1 million cash charge in Q2/2007. In addition, around (euro)10.7 million non cash charges for the 2004 refinancing which has now been replaced were incurred in Q2/2007.
In addition to the two bonds, SGL has secured an undrawn credit line for working capital and acquisitions ranking pari passu with the new corporate bond in the form of a new syndicated loan totaling (euro)200 million with the SGL Group's core banks.
The new financing package will halve the cash interest costs as of the fiscal year 2008 onwards based on existing financial debt. This will result in net financing costs of approximately (euro)40 million per annum from 2008 onwards.

Net financing costs

The issue of the new convertible bond resulted in an initial interest expense of
(euro)1.1 million in the second quarter of 2007. This expense includes the interest relating to the coupon of 0.75 % of around (euro)0.2 million, which will initially be paid on May 16, 2008 plus a non-cash imputed interest component of (euro)0.9 million, which is calculated in accordance with IFRS.
The new corporate bond resulted in an interest expense of (euro)1.3 million in the reported period; the interest is paid quarterly starting August 15, 2007. While interest income in H1/2007 was at a similar level compared to H1/2006, SGL was able to reduce the interest expense on loans by (euro)2.4 million in H1/2007 to (euro)13.3 million. The imputed interest on the new convertible bond amounted to (euro)0.9 million. To separate this non-cash element from normal cash interest charges on loans SGL will report this element as a special line item in the presentation of net financing costs. Interest expense on antitrust in H1/2006 includes the (euro)12.8 million interest portion related to the ECJ decision from June last year. Total interest expense (net) amounts to (euro)18.7 million in H1/2007 (H1/2006: (euro)33.5 million).
Other financing expenses increased due to the one-off costs in Q2/2007 associated with the early repayment of the old high yield bond with an amount of
(euro)20.1 million and due to the non-cash charges of the old refinancing costs with (euro)10.7 million.
Net financing costs reached (euro)50.3 million in H1/2007 compared to (euro)35.3 million in H1/2006. Adjusting for one-off effects in both reporting periods (charges of (euro)10.7 million and early repayment costs of old high yield bond of (euro)20.1 million in H1/2007; interest expense on antitrust related to the ECJ decision of (euro)12.8 million in H1/2006) the comparable net financing costs amount to (euro)19.5 million in the first six months of 2007 versus
(euro)22.5 million in the respective period in 2006.

                                      2/8

Profit before and after taxes
Profit before tax improved to (euro)71.7 million in H1/2007 after (euro)20.4 million in H1/2006. The H1/2007 tax expense amounted to (euro)22.3 million and corresponds to a tax ratio of 31 % (H1/2006: 34 % adjusted for ECJ effect). Cash taxes paid in H1/2007 amounted to (euro)11.7 million (H1/2006: (euro)10.2 million). Net profit after minority interests reached (euro)49.4 million in H1/2007 after (euro)1.0 million in H1/2006. With an average number of 63.3 million shares, earnings per share (basic) in H1/2007 improved to (euro)0.78.

Net debt
SGL added the remaining IFRS equity portion of the convertible bond into the net debt calculation by end of June 2007 to reflect the full future nominal obligation of (euro)200.0 million. Due to the payments related to the refinancing, the net debt has increased by (euro)52.7 million to (euro)281.8 million by end of H1/2007 compared to the year-end 2006.


Segment Reporting

Performance Products (PP)
In H1/2007, sales revenue grew by 15 % (adjusted for foreign currency changes by 19 %) to (euro)387.1 million (H1/2006: (euro)337.1 million) due to the continuing strong demand from the steel and the growing demand from the aluminium industry being reflected in selling price increases across all business lines and positive volume effects especially in Cathodes. Volumes contributed 5 %, prices 14 % to the sales development in Performance Products. Despite higher raw material and electricity costs as well as negative currency translation effects, EBIT in H1/2007 increased by 49 % to (euro)113.6 million due to above mentioned price and volume effects as well as savings of (euro)6 million. Capacity utilization level remains high at all facilities with the 2007 order book full for all business lines.
On May 24, 2007, SGL announced an expansion of its graphitized cathode capacity anticipating the expected quantum leap in aluminum growth from the historical average of 2 % to an expected mid-term growth of at least 5 % per year. The SGL Group will support its customers' growth requirements in two phases. Phase one consists of an investment to optimize the existing infrastructure yielding a 50 % increase in graphitized cathode production. Initial product will be available as early as the first half of 2008. Phase two will be the construction of a state of the art grass roots cathode plant at a location to be determined in 2007. This plant will be on stream by 2011/2012 and its capacity will be defined by customer requirements which are currently under discussion.

Graphite Materials & Systems (GMS)
Sales  revenue rose by 7 % (adjusted  for foreign  currency  changes by 11 %) to
(euro)177.3 million in H1/2007. All three Business Lines Graphite Specialties, Process Technology and Expanded Graphite contributed to this sales growth with strong demand coming especially from the semiconductor, solar, LED, lithium-ion battery and chemical industries. EBIT increased by 36 % to (euro)25.4 million in the reporting period due to positive price and volume developments as well as savings from the SGL Excellence Initiative that more than compensated for factor cost increases. Both order intake and order backlog developments remain at high levels and reflect healthy global economic conditions in the SGL customer industries.

                                      3/8

On June 4, 2007, SGL Group signed a joint venture contract with the Chinese graphite producer, Shanxi Quanhai Graphite Co. Ltd. in Shanxi/Central China, for the production of specialty graphite in China. The agreement is pending requiring final approval by the appropriate government bodies in China. SGL Group will have 75 % ownership of the joint venture. The aim of this strategic joint venture is to further strengthen the production base and market presence for specialty graphite in the Advanced Materials division of the SGL Group in Asia. The joint venture will considerably increase SGL Group's specialty graphite material production capacity, in order to supply the rapidly growing demand in industry sectors such as semi-conductors and solar technology. Furthermore, the SGL Group has approved additional planned investment projects in China. The capabilities of the existing Shanghai machine shop will be enlarged for purifying specialty graphite for the semiconductor and other related industries. The enhancement of the machine shop in Shanghai together with the backward integration of the new joint venture in Shanxi is an important strategic step to satisfy the growing demand of regional customers as well as the increase in production of isostatic graphite in the SGL Group from 3,000 to 5,000 metric tons. The development of the new joint venture in China is a further step of the SGL Group's Asian strategy which remains the main focus of the Company.
In addition, following implementation of further site optimization in Morganton, USA, the SGL Group is in a position to supply up to 18,000 metric tons of extruded and pressed specialty graphite for the growing market demand particularly in nuclear technology and armoring.

Carbon Fibers & Composites (CFC)
Sales revenue increased by 26 % (adjusted for foreign currency changes by 28 %) to (euro)79.9 million in H1/2007 (H1/2006: (euro)63.4 million). A temporary interruption of carbon fiber production in Inverness (UK) in Q1/2007 caused some shipment delays, negatively impacting earnings in H1/2007. These delays are expected to be made up in the course of the year. Strong sales volumes in carbon fibers, composite materials and brake discs as well as savings from the SGL Excellence initiative partially compensated for the shortfall in carbon fiber production in Q1/2007.
On June 13, 2007, SGL announced the construction of a third major production line for carbon fibers at the location in Inverness as part of the SGL long-term growth strategy in the Business Unit "Carbon Fibers & Composites". With commissioning by the end of 2008, the annual production of carbon fibers will rise to a total of approximately 5,000 tons per annum. All capacity either under construction or currently in place is largely utilized due to long-term supply agreements with major customers until into the next decade. In order to meet strong customer demand from various industrial applications, the Company is also planning a carbon fiber location in Germany with a capacity of between 3,000 and 6,000 tons p.a. over the next five years. As a consequence, the SGL Group will become one of the world's leading suppliers of carbon fibers.

                                      4/8

The supply of raw materials for all new capacity has been secured by the strategic cooperation with Mitsubishi Rayon Corp., Japan, and the joint venture agreed with Lenzing AG, Austria, in March 2007, which provides for the achieved strategic backward integration for the production of carbon fiber precursor material out of our German production in Kelheim.

Central T&I and corporate costs
In order to support the SGL innovation strategy the Company established the new corporate center for Technology and Innovation (T&I) by the end of 2005 and further enhanced this structure during 2006. Within corporate costs SGL will report all initiatives and start-up projects, which cannot be directly assigned to one of the existing businesses. This relates to basic research activities as well as to new product developments, which have not yet reached a commercial status. SGL decided to show such expenses at a corporate level in order to increase transparency and not to charge the businesses with expenses not directly related to their ongoing business. Central T&I costs in H1/2007 at
(euro)2.8 million reached expected normal semi-annual levels, whereas H1/2006 still reflects the implementation phase.
On April 16, 2007, SGL announced the construction of the new Group research center in Meitingen near Augsburg, Germany, with which the Company is strengthening its innovation power as one of the world's largest producers of carbon and graphite. The new center of the Group's research, named Technology and Innovation (T&I) and located at the SGL Group's largest site worldwide, will combine all the Company's research and development activities. The Company is investing approx. (euro)8 million in constructing the center to have a state-of-the-art infrastructure. In the medium term, the number of scientists is expected to rise from 80 at present to 120.
Corporate costs increased from (euro)14.3 million in H1/2006 to (euro)15.1 million in H1/2007. The increase is in part related to the management incentive plans, which are influenced by higher market valuation for share based programs. On May 25, 2007, SGL Carbon AG announced its decision to voluntarily delist its American Depositary Receipts (ADRs) from the New York Stock Exchange effective June 22, 2007 and to terminate its ADR program effective June 25, 2007. Under the new SEC rules which became effective June 4, 2007, delisting is a prerequisite for deregistration from the reporting obligations under the US Securities Exchange Act of 1934.
Already on March 26, 2007, SGL Carbon AG announced its intention to deregister as soon as possible. Following the new SEC rules, after the termination of the ADR program and a 12 month waiting period, the deregistration will be effective on June 30, 2008, provided U.S. average daily trading volume in its shares and ADRs is 5 % or less of worldwide trading at that time.
SGL Group has considered the costs and benefits of continuing its Exchange Act registration and believes that delisting and deregistration is in the best interests of shareholders. The Company also does not believe that the relatively small proportion of trading that takes place in the form of ADRs economically justifies maintaining an ADR program. From 2007 onwards, SGL expects cost savings of around (euro)3 million per annum compared to the 2006 expenses from delisting and deregistration.

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

Employees
Total number of employees increased by 89 to 5,338 by end of June 2007. This increase is mainly related to the initial consolidation of SGL Kumpers GmbH & Co. KG, Germany and SGL Tokai Process Technology Pte. Ltd., Singapore. Therefore the regional headcount slightly increased in Europe, whilst headcount in North America was rather stable. In addition to the initial consolidation of SGL Tokai Process Technology Pte. Ltd, SGL further increased headcount in Asia supporting the growth of its business.

Outlook
For Q3/2007, SGL Carbon is anticipating a double digit increase in consolidated sales and EBIT compared to Q3/2006.
At the annual press and analyst conference in March 2007, SGL guided for an increase in consolidated sales of 7-10 % and the consolidated EBIT to surpass historic record levels of (euro)192 million in 2007. After the close of the first half-year and with the ability to reinstate full year guidance after the successful conclusion of the new financing structure, SGL now raises its guidance for the full year 2007. Consolidated sales will grow by 10-15 %. Equally, the Company is increasing EBIT guidance to an improvement of around 45 % compared to the 2006 EBIT (before antitrust effect), representing an approximate doubling of the H1/2007 EBIT of (euro)122 million. The financial result including one-off effects from the new financing structure should be around minus (euro)70 million for 2007 excluding valuation effects of the interest and currency hedging instruments. As a consequence, SGL Carbon anticipates reported pre-tax and net profit to more than double against the previous year.
As a result of the growth strategy especially in the Business Area Advanced Materials as well as in Cathodes, SGL is expecting a capital expenditure level of around (euro)120 million in 2007.

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

Key figures of SGL Group
(unaudited / (euro)m)

                                                        1st Half
                                                        --------
                                                        2007     2006
----------------------------------------------------------------------
Sales revenue                                           647.5    568.9
----------------------------------------------------------------------
Gross profit                                            231.6    181.2
----------------------------------------------------------------------
EBITDA 1)                                               145.6    104.7
----------------------------------------------------------------------
Operating profit/EBIT 1)                                122.0     79.2
----------------------------------------------------------------------
Return on sales 2)                                       18.8%    13.9%
----------------------------------------------------------------------
Net profit attributable to equity holders                49.4      1.0
----------------------------------------------------------------------
Earnings per share, basic (in (euro))                    0.78     0.02
----------------------------------------------------------------------
Cash flows from operating activities 3)                  48.2     42.7
----------------------------------------------------------------------


                                                     June 30,  Dec. 31,
                                                       2007      2006
----------------------------------------------------------------------
Total assets                                          1,372.6  1,260.8
----------------------------------------------------------------------
Shareholders' equity                                    556.2    445.0
----------------------------------------------------------------------
Net debt                                                281.8    229.1
----------------------------------------------------------------------
Debt ratio (gearing) 4)                                   0.5      0.5
----------------------------------------------------------------------
Equity ratio 5)                                          40.5%    35.3%
----------------------------------------------------------------------

1)   Before effect from ECJ decision of (euro) 23.5 million in 2006
2)   Ratio of operating profit to sales revenue
3)   Before antitrust payments
4)   Net debt divided by shareholders' equity
5)   Shareholders' equity divided by total assets


About SGL Group - The Carbon Company
------------------------------------

The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

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

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


Your contact person:
--------------------
Corporate Communications / Press office / Stefan Wortmann
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 /
Cellphone: +49 170 540 2667 /
E-mail: stefan.wortmann@sglcarbon.de / Internet: www.sglcarbon.de

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             SGL CARBON Aktiengesellschaft



Date: July 25, 2007                          By: /s/ Robert J. Kohler
                                                 -------------------------------
                                                 Name:  Robert J. Koehler
                                                 Title: Chairman of the Board of
                                                        Management


                                             By: /s/ Sten Daugaard
                                                 -------------------------------
                                                 Name:  Mr. Sten Daugaard
                                                 Title: Member of the Board of
                                                        Management